UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                                    TiVo Inc.
                                   ------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    888706108
                                    ----------
                                 (CUSIP Number)


                                December 31, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                |_|      Rule 13d-1(b)

                |X|      Rule 13d-1(c)

                |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


================================================================================

CUSIP No. 888706108                                            Page 2 of 8 Pages

================================================================================

1    NAME OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSONS (ENTITIES ONLY)

                            Time Warner Inc.
                            13-4099534

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           a|_|

                                                                b|_|

--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

================================================================================


  NUMBER OF             5       SOLE VOTING POWER                              0
    SHARES              --------------------------------------------------------
 BENEFICIALLY
   OWNED BY             6       SHARED VOTING POWER                4,351,190 (1)
    EACH
  REPORTING             --------------------------------------------------------
   PERSON
    WITH                7       SOLE DISPOSITIVE POWER                         0

                        --------------------------------------------------------

                        8       SHARED DISPOSITIVE POWER           4,351,190 (1)

================================================================================

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,351,190 (1)

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.4%(1)

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON                           HC

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of TiVo Inc. outstanding as of November 30, 2004 as reported in TiVo Inc.'s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004.

                                  SCHEDULE 13G

================================================================================

CUSIP No. 888706108                                            Page 3 of 8 Pages

================================================================================

1    NAME OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NO.  OF ABOVE  PERSONS (ENTITIES ONLY)

                            America Online, Inc.
                            54-1322110

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           a|_|

                                                                b|_|

--------------------------------------------------------------------------------

3    SEC USE ONLY


--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

================================================================================

                            5       SOLE VOTING POWER                          0
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY
OWNED BY                    6       SHARED VOTING POWER            4,351,190 (1)
EACH
REPORTING                   ----------------------------------------------------
PERSON
WITH                        7       SOLE DISPOSITIVE POWER                     0

                            ----------------------------------------------------

                            8       SHARED DISPOSITIVE POWER       4,351,190 (1)

================================================================================

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   4,351,190 (1)

--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  5.4% (1)

--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON                   CO

================================================================================

(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of TiVo Inc. outstanding as of November 30, 2004 as reported in TiVo Inc.'s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004.

CUSIP No. 888706108                                            Page 4 of 8 Pages


Item 1(a)       Name of Issuer

                TiVo Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

                2160 Gold Street, P.O. Box 2160, Alviso, CA 95002

Item 2(a)       Name of Person Filing:

                Time Warner Inc.

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                One Time Warner Center, New York, NY 10019

Item 2(c)       Citizenship:

                Delaware

Item 2(d)       Title of Class of Securities:

                Common Stock, par value $0.001 per share

Item 2(e)       CUSIP Number:

                888706108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)             |_| Broker or dealer registered under Section 15 of the Act.

(b)             |_| Bank as defined in Section 3(a)(6) of the Act.

(c)             |_| Insurance company as defined in Section 3(a)(19) of the Act.

(d)             |_| Investment company registered under Section 8 of the
                    Investment Company Act of 1940.

(e)             |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

(f)             |_| An employee  benefit plan or  endowment  fund in  accordance with Rule 13d-1(b)(1)(ii)(F);

(g)             |_| A parent  holding  company or control  person in  accordance with Rule 13d-1(b)(1)(ii)(G);

(h)             |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

(i)             |_| A church plan that is excluded  from the  definition  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)             |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 888706108                                            Page 5 of 8 Pages

Item 4.        Ownership.

               Provide the following  information regarding the aggregate number
               and   percentage  of  the  class  of  securities  of  the  issuer identified in Item 1.

(a)            Amount beneficially owned:

               4,351,190 (1)

(b)            Percent of Class:

               5.4% (1)

(c)            Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote                        0

(ii)           Shared power to vote or to direct the vote          4,351,190 (1)

(iii)          Sole power to dispose or to direct the disposition of           0

(iv)           Shared power to dispose or to direct the disposition
               of                                                 4,351,190  (1)


(1) Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of TiVo Inc. outstanding as of November 30, 2004 as reported in TiVo Inc.'s Quarterly Report on Form 10-Q for the quarter ended October 31, 2004.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Except as otherwise disclosed in periodic public filings with the Securities and Exchange Commission, no other person is known to have the right or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               America Online, Inc. - CO

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

CUSIP No. 888706108                                            Page 6 of 8 Pages

Item 10.       Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 888706108                                            Page 7 of 8 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 3, 2005
                                               Time Warner Inc.


                                               /s/ Wayne H. Pace
                                               ---------------------------------
                                                        (Signature)

                                               Wayne H. Pace
                                               Executive Vice President and
                                               Chief Financial Officer
                                               ---------------------------------
                                                        (Name/Title)



                                               America Online, Inc.


                                                /s/ Thomas R. Colan
                                               ---------------------------------
                                                        (Signature)

                                               Thomas R. Colan
                                               Senior Vice President, Controller
                                               and Treasurer
                                               ---------------------------------
                                                        (Name/Title)

CUSIP No. 888706108                                            Page 8 of 8 Pages


                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


     Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of common stock, par value $0.001, of TiVo Inc. is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  February 3, 2005

                                      TIME WARNER INC.



                                      By:       /s/ Wayne H. Pace
                                      ------------------------------------------
                                      Name:    Wayne H. Pace
                                      Title:   Executive Vice President
                                               and Chief Financial Officer



                                      AMERICA ONLINE, INC.



                                      By:      /s/ Thomas R. Colan
                                      ------------------------------------------
                                      Name:    Thomas R. Colan
                                      Title:   Senior Vice President, Controller
                                               and Treasurer